Exhibit 1

MTS Receives Non-Compliance Notice Regarding Nasdaq Minimum Bid Price Requirement

Ra’anana, Israel / River Edge, NJ, USA – December 23 , 2015 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a provider of video advertising solutions for online and mobile platforms, telecommunications expense management, and mobility management and enablement, today announced it received a notice from the Listing Qualifications Department of Nasdaq advising the company that it was not in compliance with Nasdaq's requirement that listed securities maintain a minimum bid price of $1.00 per share as set forth in the Nasdaq Listing Rules.

MTS has a 180 days' period, until June 20, 2016, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days' period, the closing bid price of the company's ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the company will regain compliance and the matter will be closed.

In the event MTS does not regain compliance, it may be eligible for an additional 180 calendar days' extension to regain compliance. To qualify, MTS will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com